XREAL, INC.
604 ARIZONA AVENUE
SANTA MONICA, CALIFORNIA 90401
TELEPHONE: (310) 963-1789

August 29, 2016

Via Edgar

Mail Stop 4561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director, Office of Information Technology

Re:	XReal, Inc. – Request for Qualification
Offering Statement on Form 1-A Filed August 29, 2016 File No. 024-10550

Dear Ms. Jacobs:

We respectfully request that the above referenced Offering Statement on Form 1-A for XReal, Inc., a Delaware corporation, be declared qualified by the Securities and Exchange Commission at 1:00 PM Eastern Time on Thursday, September 8, 2016.

XReal, Inc. Very truly yours,

By:	/s/ Howard Marks
Howard Marks
Chief Executive Officer